UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On January 20, 2025, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”), held its 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results of the matter submitted to a shareholder vote at the meeting are as follows:

Proposal : Election of Directors

The following seven individuals were elected to the Board of Directors of the Company to serve as directors until the next meeting of stockholders or until their successors have been duly elected and qualified as follows:

Nominees	For	Withheld
Yi Shao	9,919,427	282,060
Xuetong Qin	9,919,869	281,618
Nelson (Nam Sum) Wong	9,899,827	301,660
Xiaobing Liu	9,899,827	301,660
Kit Ming (Michael) Lo	9,921,060	280,427
Jinren Chen	9,899,827	301,660
Yan Xiao	9,919,869	281,618

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: January 21, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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